
02045855

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Ace of 1934

First Quarter Report ended March 31, 2002

CANARC RESOURCE CORP.

800, 850 West Hastings Street, Vancouver, British Columbia, V6C 1Z7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp.
(Registrant)

Date: July 8, 2002

Bradford Cooke
President

CANARC RESOURCE CORP.

Management Discussion and Analysis
First Quarter Report for the Period Ended March 31, 2002

Financial Analysis

This Management Discussion and Analysis (MD&A) for the First Quarter Report, 2002 should be read in conjunction with the interim consolidated financial statements for the three-month period ended March 31, 2002. It is assumed that readers are already familiar with the MD&A and financial statements contained in the First Quarter Report, 2001. The MD&A is an assessment of the financial affairs of the Company for the most recent fiscal period. All figures are in $US.

Overview

Since its incorporation the Company has endeavored to secure valuable mineral properties that in due course could be explored, developed and brought into production to provide the Company with positive cash flow. To that end, the Company has expended its funds exploring and developing mineral properties each year since incorporation. As a result, the Company has incurred losses during each of its fiscal years since incorporation. Losses are typical of development-stage exploration and mining companies and are expected to continue until positive cash flow is achieved.

The Company knows of no trends, demands, commitments, events or uncertainties outside of the normal course of business that may result in the Company's liquidity either materially increasing or decreasing at the present time or in the foreseeable future. Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of the Company's exploration programs and overall market conditions for smaller resource companies. The Company is not aware of any seasonality in the business that have a material effect upon its financial condition, results of operations or cash flows other than those normally encountered by public reporting smaller resource companies. The Company is not aware of any changes in it's the results of its operations that are other than those normally encountered in its ongoing business.

Liquidity and Capital Resources

The Company had positive working capital of $272,000 at March 31, 2002 as compared to $366,000 at December 31, 2001. Current assets fell 14% to $407,000 and current liabilities also dropped 14% to $92,000 during the First Quarter of 2002 as the Company continued to pay down its current accounts. The Company's principal sources of funds continue to be the annual cash payments from our partner on the Bellavista project in Costa Rica and the raising of capital from time to time by issuing securities.

Results of Operations

The Company experienced a loss of $50,000 ($0.001 per share) for the 3 month period ending March 31, 2002, a reduction of 224% as compared to a loss of $112,000 ($0.003 per share) for the 3 month period ended March 31, 2001. The Company incurred cash expenditures totalling $56,000 on general, administrative, and other costs in the First Quarter of 2002, a reduction of 250% as compared to $140,000 in the First Quarter of 2001. The use of capital during the period was mainly directed toward company operating expenses rather than asset acquisitions or development programs.

Consolidated Financial Statements of

CANARC RESOURCE CORP.

(expressed in thousands of United States dollars)

Three Months ended March 2002 and 2001

G. Ross McDonald*

Chartered Accountant

*Denotes incorporated professional

Suite 1402, 543 Granville Street
Vancouver, B.C. V6C 1X8
Tel: (604) 685-8646
Fax: (604) 684-6334

NOTICE TO READER

I have compiled the consolidated balance sheet of Canarc Resources Corp. as at March 31, 2002 and consolidated statements of operations and deficit and cash flows for the period then ended from information provided by the Company. I have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

"G. Ross McDonald" (signed)

G. Ross McDonald
Chartered Accountant

Vancouver, British Columbia
May 27, 2002

CANARC RESOURCE CORP.

CONSOLIDATED BALANCE SHEETS

(expressed in thousands of United States dollars)

(Unaudited – See Notice to Reader)

	March 31, 2002	December 31, 2001
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 127	$ 70
Marketable securities (Note 3)	248	300
Due from related parties (Note 7)	16	11
Receivables	16	93
	407	474
RESOURCE PROPERTIES (Note 4)	16,413	16,408
CAPITAL ASSETS (Note 5)	199	199
	$ 17,019	$ 17,081
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 92	$ 108
NON-CONTROLLING INTEREST IN SUBSIDIARY	135	136
SHAREHOLDERS' EQUITY		
Share capital (Note 6)		
Authorized:		
100,000,000 common shares		
Issued:		
43,834,801 common shares	44,491	44,491
DEFERRED STOCK-BASED COMPENSATION	5	-
DEFICIT	(27,704)	(27,654)
	16,792	16,837
	$ 17,019	$ 17,081

Going concern (Note 1)
Commitments and contingencies (Note 4)

See accompanying notes to consolidated financial statements.

APPROVED BY THE DIRECTORS

"Bradford J. Cooke"	"Stephen Peck"
Director	Director

CANARC RESOURCE CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(expressed in thousands of United States dollars)

(Unaudited – See Notice to Reader)

	Three months ended March 31, 2002	2001
REVENUE		
Investment and other income	$ 10	$ 6
COSTS AND EXPENSES		
General and administrative	48	48
Property investigation	7	37
Amortization	1	2
Shareholder relations	-	1
Write-down of resource properties	-	52
	56	140
LOSS BEFORE THE UNDERNOTED	46	134
Stock-based compensation	5	-
Non-controlling interest	(1)	(22)
LOSS FOR THE PERIOD	50	112
DEFICIT, BEGINNING OF PERIOD	27,654	23,994
DEFICIT, END OF PERIOD	$ 27,704	$ 24,106
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	43,834,801	40,834,801
LOSS PER SHARE	$ 0.001	$ 0.003

See accompanying notes to consolidated financial statements.

CANARC RESOURCE CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in thousands of United States dollars)

(Unaudited – See Notice to Reader)

	Three months ended March 31, 2002	2001
CASH PROVIDED FROM (USED FOR):		
OPERATING ACTIVITIES:		
Loss for the period	$ (50)	$ (112)
Items not involving cash:		
Write-down of resource properties	-	52
Gain on sale of marketable securities	(8)	(3)
Non-controlling interest	(1)	(22)
Amortization	1	2
Stock-based compensation	5	-
Changes in non-cash operating working capital:		
Due to/from related parties	(5)	(6)
Receivables	77	17
Accounts payable and accrued liabilities	(3)	(40)
	16	(112)
INVESTING ACTIVITIES		
Proceeds from sale of marketable securities	57	15
Purchase of marketable securities	(10)	-
Resource properties, net of recoveries	(5)	56
Purchase of capital assets	(1)	-
	41	71
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	57	(41)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	70	98
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 127	$ 57

Supplemental disclosure with respect to cash flows (Note 9).

See accompanying notes to consolidated financial statements.

(expressed in thousands of United States dollars)

1. GOING CONCERN

The Company is in the mineral exploration business and has not yet determined whether its resource properties contain reserves that are economically recoverable. The recoverability of amounts capitalized for resource properties is dependent upon the existence of economically recoverable reserves in its resource properties, the ability of the Company to arrange appropriate financing to complete the development of its properties, confirmation of the Company's interest in the underlying properties (Note 4(f)), the receipt of necessary permitting and upon future profitable production or proceeds from the disposition thereof.

The Company has incurred significant operating losses and has an accumulated deficit of $27,704,000 at March 31, 2002. Furthermore, the Company has working capital of $315,000 as at March 31, 2002, which is not sufficient to achieve the Company's planned business objectives. These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned except for Sara Kreek Resource Corporation N.V., in which the Company holds an 80% interest, and Minera Aztec Silver Corporation, in which the Company holds a 63% interest at March 31, 2002. All significant intercompany transactions and balances have been eliminated.

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements including the notes thereto for the year ended December 31, 2001.

(expressed in thousands of United States dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Change in accounting policy

On January 1, 2002, the Company adopted the new policy of the Canadian Institute of Chartered Accountants for accounting for stock-based compensation expense. Under this method, compensation expense on stock options granted to non-employees is recorded as an expense in the period the options are vested. Stock options granted to non-employees are accounted for using the fair value method.

The Company has elected to follow the intrinsic value method of accounting for stock options granted to directors and employees. Under this method, no compensation expense is recorded when stock or stock options are granted to directors and employees if the exercise price of the stock options are granted at market value. Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to share capital. However, additional disclosure of the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair value method, is disclosed as pro-forma information.

The fair values of the options are estimated using the Black-Scholes Option Pricing Model.

3. MARKETABLE SECURITIES

		March 31, 2002
Investment in shares of companies, at cost	$	710
Cumulative write-downs		(468)
		242
Short-term deposits		6
	$	248

The quoted market value of shares of companies is approximately $454,800 at March 31, 2002 and the fair value of short-term deposits approximated their carrying amount. Included in investment in shares of companies is shares of Skinny Technologies Inc. (formerly Consolidated Magna Ventures Ltd.), ("Skinny"), a company which until April 2, 2002, had certain directors in common. During 2002, the Company transferred 100,000 shares of Skinny that it held to a related party in settlement of Cdn $20,000 of the amounts due to a related party.

(expressed in thousands of United States dollars)

4. RESOURCE PROPERTIES

	March 31, 2002		
	Acquisition costs	Exploration/ development	Total
British Columbia:			
New Polaris (Note 4(a)(i)):	$ 3,605	$ 5,467	$ 9,072
Eskay Creek (Note 4(a)(ii)):	188	14	202
Costa Rica:			
Bellavista (Note 4(b)):	90	-	90
Suriname:			
Sara Kreek (Note 4(c)(i))	1,567	3,434	5,001
Benzdorp (Note 4(c)(ii))	151	1,883	2,034
Mexico:			
Clara (Note 4(d))	-	14	14
	$ 5,601	$ 10,812	$ 16,413

(a) British Columbia

(i) New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.

(ii) Eskay Creek:

The Company owns a one-third carried interest in the Eskay Creek property, Skeena Mining Division, British Columbia, pursuant to a joint venture with Barrick Gold Corp. (formerly Homestake Canada Inc.). The property is subject to a 2% net smelter return in favour of a related company.

(b) Bellavista, Costa Rica

The Company owns an 18.3% carried interest in this property, which is located near San Jose, Costa Rica. A property agreement giving Wheaton River Minerals Ltd. ("Wheaton") the right to earn a 100% working interest in the property calls for pre-production payments to be made to the Company in the amount of $117,750 annually up to and including the year commercial production commences. During 2001, in addition to the cash pre-production payment for 2001, Wheaton made the pre-production payments due for the years ending December 31, 2002 and 2003 by paying cash of $58,875 and issuing 529,000 common shares of Wheaton.

(expressed in thousands of United States dollars)

4. RESOURCE PROPERTIES (continued)

(c) Suriname:

(i) Sara Kreek:

The Company holds 80% of the shares of Sara Kreek Resource Corporation N.V., the company that holds the Sara Kreek concession. The Company may be required to issue an additional 200,000 shares to the vendor upon completing a feasibility study and commencing commercial production of the underground deposits.

(ii) Benzdorp:

In April 1996, the Company entered into an option agreement to earn up to an 80% interest in the Benzdorp property by making cumulative cash payments of $750,000 and property expenditures totalling $5 million over a four year period. The agreement provides for escalated advance royalty payments commencing in October 2000 in connection with the timing of completion of a feasibility study. The Company has earned a 40% interest in the Benzdorp property, but has exercised its right not to expend any further monies or to make any further payments until the property owner transfers the exploration rights on the property to the corporate entity contemplated in the agreement, as provided under the terms of the agreement.

(d) Clara, Mexico

In March 2001, pursuant to a Letter of Intent with Teck Cominco Limited, the Company's 63% owned subsidiary, Minera Aztec Silver Corporation ("Aztec") was granted an option to acquire a 100% interest in two mineral claims located in Mexico in consideration of incurring exploration expenditures on the property in the aggregate of $500,000 and issuing an aggregate of 500,000 shares of Aztec over a four year period. If Aztec is not listed on a stock exchange within two years, then Aztec will have the option to pay a series of cash payments totalling $185,000 over a four year period. The optionor will retain a 2% net smelter return royalty of which 50% may be purchased by the Company for $1,000,000. Completion of this Letter of Intent is subject to a due diligence review and the signing of a formal agreement.

(e) Expenditure options:

To maintain the Company's interest and to fully exercise the options under various property agreements covering the properties located in British Columbia, Suriname and Mexico, the Company must incur exploration expenditures on the properties and make payments in the form of cash and/or shares to the optionors as follows:

(expressed in thousands of United States dollars)

4. RESOURCE PROPERTIES (continued)

		Option/Advance Royalty Payments	Expenditure Commitment	Shares
Benzdorp (Note 4(c)(ii))				
	2002 [i]	$ 150	$ -	-
	2003	200	-	-
	2004	250	3,500	-
	2005	250	-	-
	2006	250	-	-
	2007	500	-	-
Sara Kreek (Note 4(c)(i))				
On commercial production		-	-	200,000
New Polaris (Note 4(a)(i))				
Net profit interest buyout		-	-	150,000
Clara (Note 4(d))	2002	-	50	50,000 [ii]
	2003	-	100	50,000 [ii]
	2004	-	150	100,000 [ii]
	2005	-	200	300,000 [ii]
		$ 1,600	$ 4,000	850,000

[i] The timing of these option/advance royalty payments is dependent upon the owner transferring the exploration rights to the Benzdorp property to the corporate entity contemplated under the agreement. Should this transfer not occur in 2002, these payments and the expenditure commitment, will each be extended by one year.

[ii] Shares of the Company's subsidiary, Minera Aztec Silver Corporation, to be issued.

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon. These amounts do not include future cash payments payable to the Company and related exploration expenditures on properties optioned to third parties.

(f) Resource properties contingencies

The Company has diligently investigated rights of ownership of all of the resource properties/concessions to a level which is acceptable by prevailing industry standards with respect to the current stage of development of each property/concession in which it has an interest and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties/concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

(expressed in thousands of United States dollars)

5. CAPITAL ASSETS

	March 31, 2002		
	Cost	Accumulated amortization	Net book value
Mining equipment	$ 142	$ -	$ 142
Vehicles	15	-	15
Office furniture and equipment	147	105	42
	$ 304	$ 105	$ 199

6. SHARE CAPITAL

(a) Issued

	Number of Shares	Amount
Balance at December 31, 2001 and March 31, 2002	43,834,801	$ 44,491

Common shares issued for consideration other than cash are recorded at the quoted market value of the shares as of the agreement date.

(b) Stock option plan

The Company has a stock option plan that allows it to grant options to its employees, officers and directors to acquire up to 7,956,450 common shares. The exercise price of each option equals the high/low average price for the common shares on the Toronto Stock Exchange based on the last five trading days before the date of the grant. At the discretion of the Board, certain option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options. Options have a maximum term of ten years and terminate 30 days following the termination of the optionee's employment, except in the case of death, in which case they terminate one year after the event. Vesting of options is made at the discretion of the Board at the time the options are granted.

The continuity of stock options for the period ended March 31, 2002 is as follows:

	Number of Shares	Weighted Average Exercise Price (Cdn)
Outstanding, December 31, 2001	2,549,000	$ 0.45
Granted	1,500,000	0.17
Exercised	-	-
Expired/cancelled	-	-
Outstanding, March 31, 2002	4,049,000	
Exercise price range (Cdn)		$ 0.17 - $0.92

(expressed in thousands of United States dollars)

6. SHARE CAPITAL (CONTINUED)

At March 31, 2002, the options outstanding are all exercisable and expire at various dates from March 27, 2005 to June 23, 2010 with a weighted average remaining life of 6.4 years.

Pursuant to the new CICA policy of accounting for stock-based compensation, compensation expense on stock options granted to directors and employees using the fair value method is disclosed as pro-forma information.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Risk-free interest rate	3.62%
Expected dividend yield	-
Expected stock price volatility	71.62%
Expected option life in years	4.79

The pro forma effect on net loss and loss per share for the period ended March 31, 2002 of the actual results had the Company accounted for the stock options granted to directors and employees using the fair value method is as follows:

Net loss for the period		
Reported	$	(50)
Pro forma	$	(142)
Basic and diluted loss per share		
Reported	$	(0.001)
Pro forma	$	(0.003)

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

(c) Warrants:

	Maturity Dates	Exercise Prices	Warrants
Issued pursuant to private placements:	June 16, 2002	Cdn $0.35	525,000
	May 17, 2003/2004	Cdn $0.18/$0.20	3,000,000
Outstanding, December 31, 2001 and March 31, 2002			3,525,000

Each warrant entitles the holder to purchase one common share of the Company.

(expressed in thousands of United States dollars)

6. SHARE CAPITAL (continued)

(d) Shares reserved for issuance

	Number of shares
Outstanding, March 31, 2002	43,834,801
Property agreements (Note 4(e))	350,000
Stock options (Note 6(b))	4,049,000
Warrants (Note 6(c))	3,525,000
Fully diluted, March 31, 2002	51,758,801

(e) Shareholder rights plan

On October 25, 1995, the shareholders of the Company approved a shareholders rights plan (the "Plan"). The Plan became effective on November 14, 1995.

The Plan is intended to ensure that any entity seeking to acquire control of the Company makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximise value for shareholders. Under the Plan, each shareholder at the time of the Plan's adoption was issued one Right for each common share of the Company held. Each Right entitles the registered holder thereof to purchase from treasury one common share at Cdn$25, subject to certain adjustments intended to prevent dilution. The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company. The Rights expire in November 2003.

7. RELATED PARTY TRANSACTIONS

At March 31, 2002, amounts due from related parties comprise balances owing from companies with certain common directors. The amounts were for reimbursement of costs in the normal course of business.

General and administrative costs include Cdn $30,000 of consulting fees charged by a company controlled by a director of the Company.

8 . SEGMENT DISCLOSURES

The Company has one operating segment, being mineral exploration, and substantially all assets of the Company are located in Canada except for certain resource properties as disclosed in Note 4 and $60,000 of mining equipment and vehicles which are located in Suriname.

9. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

		March 31, 2002
Significant non-cash financing and investing activities:		
Settlement of accounts payable with marketable securities	$	13
Supplemental cash flow information:		
Income taxes paid	$	-
Interest paid		-
Interest received		-